

December 17, 2014

Via E-mail
Todd A. Slater
Chief Financial Officer
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, Missouri 63105

> **Re:** **Olin Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **and Documents Incorporated by Reference**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 24, 2014**
> **File No. 1-01070**

Dear Mr. Slater:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2013

Consolidated Statements of Comprehensive Income, page 55

1. Please tell us your consideration of disclosing in the notes to the financial statements the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

Property, Plant and Equipment, page 60

2. In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., what are your specific lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 through ASC 360-10-35-25 and example 4 of ASC 360-10-55-35 for guidance.

Derivative Financial Instruments, page 101

3. In future filings, please disclose whether you have recorded an amount for the hedge´s
    ineffectiveness and where it is located in your Statements of Operations. If such amounts
    have been immaterial, please disclose this result. See ASC 815-10-50-4C(d).

Item 15. Exhibits; Consolidated Financial Statement Schedules

4. We note your disclosure on page 110 that all Schedule II information has been omitted
    because the required information is shown in the financial statements or the notes thereto
    or considered to be inapplicable. Please tell us your qualitative and quantitative
    considerations in determining that your valuation and qualifying account roll forwards
    were not required to be presented. In doing so, please specifically tell us your
    considerations for not including a roll forward of your deferred income tax valuation
    allowance.

Definitive Proxy Statement on Schedule 14A filed March 3, 2014

Annual Cash Incentive (Non-equity Incentive Plan Compensation), page 29; Long Term
Incentive Compensation, page 29

5. Your disclosure indicates that the compensation committee considered Olin's financial
    performance, especially the generation of $157.4 million of net income, earnings per
    share performance, and the achievement of strategic sales goals in determining payments
    for named executive officers under the senior management incentive compensation plan
    and that the compensation committee compared Olin's return on capital and total
    shareholder return to that of the performance share comparison group in determining
    actual stock option grant sizes and performance share award levels for named executive
    officers. In future filings, where a performance target or performance objective is
    material to an understanding of your compensation policies and decisions for your named
    executive officers, disclose the performance target or performance objective. If you
    believe that disclosure of the information would result in competitive harm so that the
    information could be excluded, provide us a detailed explanation supporting your
    conclusion. See Instruction 4 to Item 402(B) of Regulation S-K. Note that generalized
    concerns about competitive conditions within an industry typically do not support a claim
    for substantial competitive harm under the applicable legal standards. Note also to the
    extent that it is appropriate to omit a performance target or performance objective, you
    are required to provide appropriate disclosure on how difficult or likely it will be to
    achieve the performance target level or the performance objective. For guidance you
    may wish to refer to Question 118.04 in the Regulation S-K section of our Compliance
    and Disclosure Interpretations available on the Commission's website. Additionally, in
    future filings, disclose how Olin's actual return on capital and total shareholder return
    compares quantitatively to that of the performance share comparison group.

Form 10-Q for the period ended September 30, 2014

6. We note that based upon your indications in your Q1 FY14 through Q3 FY14 earnings releases that the Chemical Distribution segment has not "met our expectations," "continues to be challenging," and "we continue to experience aggressive pricing in the caustic soda market from large global distributors and as a result, we are aggressively pursuing profit improvement initiatives in the business." In light of the circumstances, please tell us whether an interim impairment analysis was performed in accordance with ASC 360-10-35-21 on your long lived assets in your Chemical Distribution segment and if so, please provide us with the results of your analysis. If an interim impairment analysis was not performed or no impairment was required, please explain to us the reasons why. We may have further comment upon receipt of your response.

7. As noted on page 62 of your Form 10-K for December 31, 2013, you disclose that $119.7 million of goodwill appears to be attributed to the Chemical Distribution Segment. In light of the slower than expected synergy realization of your Chemical Distribution Segment and the fact that the results have not met your expectations as disclosed in subsequent quarters in FY 14, please tell us how you considered whether an interim impairment evaluation should have been performed in accordance with ASC 350-20. In addition, please tell us whether any reporting units have a fair value that is not substantially in excess of carrying value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728, or in his absence, Craig E. Slivka, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief